UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: FEBRUARY 2019.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

1500 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1G5, Canada
(Address of registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F [ X ] or Form 40-F [    ].

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form-6K filing is made to mirror similar filings made by the Registrant on SEDAR in Canada in accordance with its Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations. This Form 6-K filing includes the attached exhibits as follows:

99.1	"Interim Q2 Fiscal 2019 Quarterly Report" dated 28 February 2019 and titled "Quarterly Financial Statements with Management Discussion and Analysis for the quarter ended 31 December 2018".

99.2	"Copy of News Release" dated 17 December 2018 and titled "Continental Closes Private Placement".

99.3	"Copy of News Release" dated 9 January 2019 and titled "Continental Posts Quarterly Results Q1-2019".

99.4	"Copy of News Release" dated 28 February 2019 and titled "Continental Posts Quarterly Results Q2-2019".

A complete copy of each of the Press Releases listed above, as both publicly distributed via GlobeNewswire and filed with Canadian regulators on SEDAR, is attached to and made a part of this Form-6K filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 28 February 2019

// signed //
_______________________________
By: Byron Tsokas
Vice President